SEC MAIL PROCESSING SECTION
RECEIVED
AUG 22 2011
WASH, D.C.
200

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-65929

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/03/10 (MM/DD/YY) AND ENDING 07/01/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Ernst & Young Corporate Finance (Canada) Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

222 Bay Street, PO Box 251, Ernst & Young Tower
(No. and Street)

Toronto	Ontario	M5K 1J7
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Dona Gilbertson 416-943-2407
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Zeifmans LLP
(Name – *if individual, state last, first, middle name*)

201 Bridgeland Avenue	Toronto	Ontario	M6A 1Y7
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☒ Accountant not resident in United States or any of its possessions.

11023026

*KW 9/8

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

KW 9/9

OATH OR AFFIRMATION

I, Anthony Ianni, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Ernst & Young Corporate Finance (Canada) Inc., as of July 1, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

Signature

President

Title

Dona Gilbertson

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ERNST & YOUNG CORPORATE FINANCE (CANADA) INC.

STATEMENT OF FINANCIAL CONDITION

JULY 1, 2011

(expressed in U.S. Dollars)

ZEIFMANS
LLP
CHARTERED ACCOUNTANTS

ZEIFMANS LLP
CHARTERED ACCOUNTANTS

201 Bridgeland Avenue
Toronto, Ontario M6A 1Y7
Tel: (416) 256-4000
Fax: (416) 256-4001
Email: info@zeifmans.ca
www.zeifmans.ca

AUDITORS' REPORT ON STATEMENT OF FINANCIAL CONDITION

To the Directors of
Ernst & Young Corporate Finance (Canada) Inc.

We have audited the accompanying Statement of Financial Condition of Ernst & Young Corporate Finance (Canada) Inc. (the "Company") as at July 1, 2011 and summary of significant accounting policies and other explanatory information. This financial statement has been prepared in accordance with Rule 17a-5(d)(2) of the Securities Exchange Act of 1934 (the "Act").

Management's Responsibility for the Financial Statement
Management is responsible for the preparation of this financial statement in accordance with Rule 17a-5(d)(2) of the Act, and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility
Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we comply with ethical requirements and plan and perform an audit to obtain reasonable assurance about whether the financial statement are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Opinion
In our opinion, the Statement of Financial Condition of the Company as at July 1, 2011, is prepared, in all material respects in accordance accordance with the Rule 17a-5(d)(2) of the Act.

Restriction of Use
This Statement of Financial Condition is intended solely for the use of the Board of Directors, management, the United States Securities and Exchange Commission, the Financial Industry Regulatory Authority and other regulatory agencies that rely on Rule 17a-5(g)(1) under the Act in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than those specified users or for any other purposes.

Zeifmans LLP
Chartered Accountants
Licensed Public Accountants

Toronto, Ontario
August 19, 2011

ERNST & YOUNG CORPORATE FINANCE (CANADA) INC.
(Incorporated Under the Laws of Ontario)
STATEMENT OF FINANCIAL CONDITION
AS AT JULY 1, 2011
(with comparative figures as at July 2, 2010)
(expressed in U.S. Dollars)

ASSETS

	2011	2010
CURRENT		
Cash	$ 501,993	$ 615,891
Account receivable	63,379	-
Taxes recoverable	2.061	2,750
Due from affiliates (note 4)	16,294	13,496
TOTAL ASSETS	$ 583,727	$ 632,137

LIABILITIES

	2011	2010
CURRENT		
Accounts payable and accrued liabilities	$ 56,172	$ 34,825
Due to affiliates (note 4)	-	43,658
TOTAL LIABILITIES	56,172	78,483
STOCKHOLDER'S EQUITY		
COMMON SHARES (note 6)	738,373	738,373
DEFICIT	(210,818)	(184,719)
TOTAL STOCKHOLDER'S EQUITY	527,555	553,654
	$ 583,727	$ 632,137

ON BEHALF OF THE BOARD

________________ DIRECTOR
________________ DIRECTOR

See accompanying notes to statement of financial condition

ZEIFMANS LLP
CHARTERED ACCOUNTANTS

(expressed in U.S. Dollars)

1. BASIS OF PRESENTATION

Ernst & Young Corporate Finance (Canada) Inc. (the "Company") was incorporated on November 12, 2002 under the Business Corporations Act of Ontario and commenced operations on October 23, 2003 as a licensed member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company is registered with the United States Securities and Exchange Commission (the "SEC") as a broker-dealer. The Company is wholly-owned by EY Advisory Services Inc.

The Company's principal activities include providing customized financing, transaction advice and facilitation of financing information to companies engaged in cross-border business activities. The Company does not carry securities accounts for customers or perform custodial actions for customers' securities.

The Company's fiscal year end date is determined as the Friday closest to June 30. In the current year, the year end date was July 1, 2011 and in fiscal 2010 the closest Friday to June 30 fell on July 2, 2010.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) **General -**

The Company's accounting policies are in accordance with United States generally accepted accounting principles ("GAAP") and are applied consistently.

(b) **Cash and cash equivalents –**

Cash and cash equivalents is comprised of balances with banks and short-term investments with original maturities of less than 90 days.

(c) **Income taxes -**

Income taxes are accounted for under Statement of Financial Accounting Standard No. 109 *Accounting for Income Taxes*. Under this method, deferred income tax assets and liabilities are recognized for the future tax consequences attributable to differences between financial reporting and tax bases of assets and liabilities and available loss carry forwards. A valuation allowance is established to reduce tax assets if it is more likely than not that all or some portions of such deferred tax assets will not be realized.

(d) **Foreign currency translation -**

Portions of the Company's transactions are denominated in foreign currencies. Assets and liabilities are translated to U.S. Dollars at the exchange rate in effect at the balance sheet date. Revenues and expenses are translated at the exchange rates prevailing on the date of the related transactions. Gains (losses) as a result of foreign currency translations are recorded in the Company's statement of operations.

(e) **Revenue recognition -**

The Company recognizes revenue on provision of advisory services as services are provided. The Company recognizes transactional services when the transaction is completed. The Company recognizes revenue from annual service fees on a straight line basis over the term of the service.

(f) **Measurement uncertainty -**

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions in determining the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. An area of significant estimate is future income taxes. which is subject to uncertainty associated with tax rates, interpretations by the tax authorities and assumptions about the Company's operations in future years.

3. **FINANCIAL INSTRUMENTS**

The Company's financial instruments consist of cash, accounts receivable, due from/ to affiliates and accounts payable and accrued liabilities. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risk arising from these financial instruments. The fair values of these financial instruments approximate their carrying values, unless otherwise noted. The Company's cash is held at one financial institution. The Company is subject to credit risk through its accounts recivable and due from/ to affliliates. The Company does not believe that it is exposed to an ususal level of credit risk.

None of the cash held on deposit with the bank at July 1, 2011 is federally insured.

4. **RELATED PARTY BALANCES**

The Company does not have staff and depends on Ernst & Young Orenda Corporate Finance Inc. ("EYOCF"), a company under common control, for all its staffing needs. The Company services EYOCF clients through a subcontract arrangement with EYOCF. whereby the Company charges EYOCF based on an amount equal to time spent by EYOCF staff at their standard Canadian billing rates.

On March 1. 2003, the Company and EYOCF entered into a Services Agreement (the "Agreement") whereby the Company engaged EYOCF to provide certain services on the Company's behalf. The Agreement was amended effective July 1, 2005 (the "Amended Agreement"). In accordance with the Amended Agreement, charges and payments for the services in each fiscal year shall be based on an amount equal to time spent charged at agreed upon rates as defined in the Amended Agreement.

The Company also enters into contracts with other member firms of Ernst & Young Global Limited ("Member Firms") to provide certain services on the Member Firms' behalf. The Company hires EYOCF staff to provide such services on behalf of the Member Firms. The Company charges Member Firms based on an amount equal to time spent by EYOCF staff at the agreed upon rates as defined in the individual subcontract agreement with each of the Member Firms with which it deals. At July 1, 2011, the Company has an amount receivable from Member Firms of $16,294 ($13,496 at July 1, 2010). and is included under "Due from affiliates". At July 1, 2011, the Company has a net amount payable from EYOCF of $nil (net amount payable of $43,658 at July 2, 2010) and is included under "Due to affiliate". These transactions were in the normal course of operations and have been recorded at the exchange amount as agreed to by the parties.

5. **INCOME TAXES**

The Company has loss carryforwards of $162,767 for federal tax income tax purposes. The carryforward amounts expire as follows:

In the year ending July 1, 2030	$	83,310
2031		79,457
	$	162,767

A valuation allowance has been recorded for the full amount of future tax assets arising from loss carryforwards as management believes that it is more likely than not that the Company will not be able to utilize the benefit of the future income tax asset in the foreseeable future.

6. **COMMON SHARES**

The Company has an unlimited number of authorized common shares, of which 738,373 are issued.

7. **NET CAPITAL REQUIREMENT**

As a registered broker-dealer under the Securities Exchange Act of 1934 and member of FINRA, the Company is subject to the SEC's Uniform Net Capital rule 15c3-1 (the "Rule") of the Act. The Company has elected to use the alternative method, permitted by the Rule, which requires that the Company maintain minimum net capital equal to the greater of $250,000 or 2% of aggregate debit items arising from customer transactions. As of July 1, 2011, the Company had net capital of $445,821 (2010 - $537,408), which exceeded minimum net capital requirements by $195,821 (2010 - $287,408).